FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Plan fiscal year ended December 31, 2019
Commission File Number 1-812

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN

Raytheon Technologies Corporation

870 Winter Street,	Waltham,	Massachusetts	02451

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN
Index to Financial Statements
Year Ended December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the United Technologies Corporation Employee Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the United Technologies Corporation Employee Savings Plan (the “Plan”) as of December 31, 2019 and 2018 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 26, 2020

We have served as the Plan’s auditor since at least 1993. We have not been able to determine the specific year we began serving as auditor of the Plan.

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Benefits
(Thousands of Dollars)

	December 31, 2019	December 31, 2018
Assets:
Investment in Master Trust, at fair value	$20,938,603	$13,395,625
Investment in Master Trust, at contract value	7,436,641	6,843,061
Notes receivable from participants	184,377	151,190
Net assets available for benefits	$28,559,621	$20,389,876
The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
(Thousands of Dollars)

Year Ended
December 31, 2019
Additions to net assets attributed to:
Investment gain:
Plan interest in net appreciation and investment gain of Master Trust	$4,930,471
Contributions:
Participants'	738,963
Employer's	177,153
Interest income on notes receivable from participants	8,971
Total additions	5,855,558
Deductions from net assets attributed to:
Distributions to participants or beneficiaries	1,714,625
ESOP debt payments	20,050
Administrative expenses	4,708
Interest expense	3,107
Total deductions	1,742,490
Net increase prior to transfers	4,113,068
Plan transfers:
Asset transfer from Rockwell Collins and BE Aerospace Plans	4,049,060
Other asset transfers	7,617
Net increase	8,169,745
Net assets available for benefits December 31, 2018	20,389,876
Net assets available for benefits December 31, 2019	$28,559,621
The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN
Notes to Financial Statements
NOTE 1 - DESCRIPTION OF THE PLAN
General. The United Technologies Corporation Employee Savings Plan (the Plan) is a defined contribution savings plan sponsored by United Technologies Corporation (UTC, the Corporation, the Employer, or the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Generally, non-represented employees of the Corporation and employed by participating business units of UTC are eligible to participate in the Plan immediately upon employment with UTC. Generally, participants are eligible for matching Employer contributions after one year of service, as defined. The following is a brief description of the Plan. For more complete information, reference should be made to the summary plan description as well as the Plan document, which are available from UTC.
On April 3, 2020, pursuant to the agreement dated June 9, 2019, UTC and Raytheon Company (Raytheon) completed their previously announced merger in an all-stock merger of equals (the Raytheon Merger), following the completion by UTC of the Separation Transactions and Distributions. Raytheon shares ceased trading prior to the market open on April 3, 2020, and each share of Raytheon common stock has been converted in the merger into the right to receive 2.3348 shares of UTC common stock. Upon closing of the Raytheon Merger, UTC’s name has changed to “Raytheon Technologies Corporation,” and its shares of common stock began trading as of April 3, 2020 on the New York Stock Exchange under the ticker symbol “RTX.” Although the name of the company has changed, the Plan continues to operate under the UTC Employee Savings Plan name because it covers only employees who were employed by UTC at the time of merger and remains separate from plans sponsored by the former Raytheon Company. The names of the ESOP and UTC Common Stock Fund were updated on April 3, 2020, to the RTX ESOP and the RTX Stock Fund, respectively.
The Rockwell Collins Savings Plan and the BE Aerospace Savings Plan merged into the United Technologies Corporation Employee Savings Plan effective April 1, 2019 resulting in the transfer of net assets of $4,049 million into the Master Trust on April 8, 2019. This was considered a merger as Rockwell Collins is a subsidiary of UTC. Net assets transferred comprised of $4,018 million of investments and $31 million of loans receivable from participants. Effective April 1, 2019, participants of the Rockwell Collins Savings Plan became eligible to participate in the Plan.
Trustee and Recordkeeper. State Street Bank and Trust (Trustee) is the Plan Trustee and custodian. Alight Solutions is the Plan's recordkeeper and performs participant account recordkeeping services.
Contributions and Vesting. The percentages of eligible compensation that participants may elect to contribute, through payroll deductions, vary depending on the provisions of the Plan specific to a participant's location. Participants direct the investment of their contributions into various investment options offered by the Plan through the United Technologies Employee Savings Plan Master Trust (Master Trust). A Roth 401(k) option also allows participants to make after tax contributions. Any earnings on the Roth contributions are tax free when withdrawn, provided the participant meets the Roth distribution requirements.
Through the Master Trust, the Plan offers an equity fund, a small company stock fund, an international equity fund, three commingled index funds, thirteen target retirement funds, one multi-market risk parity fund, one stable value fund, a UTC common stock fund, and a mutual fund brokerage window as investment options to participants. The Plan also offers the Lifetime Income Strategy (LIS) as an investment option. The LIS includes an insurance component and is intended to provide participants with a steady stream of secure retirement income. The LIS is the Plan's qualified default investment option. In addition, the Master Trust includes a money market fund that is primarily used for transitioning or merging plans.
Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Generally, new participants are automatically enrolled at a pre-tax deferral rate of 6% of eligible compensation 45 days from their date of hire. Participants may opt out of automatic enrollment at any point before or after the 45 day window. The contribution rate will automatically increase by 1% each year thereafter until it reaches 10%. Automatic contributions are invested in the Plan's LIS fund.
Generally, UTC matches up to 60 percent of a participant's contributions, up to specified limits, in UTC common stock (Common Stock), with a different matching percentage for certain employees. Generally, Employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation or three years of continuous service.
UTC has established a leveraged Employee Stock Ownership Plan (ESOP) to fund the Employer matching contributions to the Plan. The ESOP is primarily invested in UTC Common Stock. Shares allocated to a participant's ESOP account may be re-allocated to other Plan investments without restriction provided that the participant has satisfied the Plan's vesting requirements.
Employer matching contributions made through the ESOP are automatically invested in the same manner as participants' elective contributions, to provide an element of automatic diversification to reduce unintended concentration of participants'

balances in Company Stock. Participants may make an election to continue to receive their Employer matching contributions in the ESOP.
The Plan provides an automatic non-matched Employer contribution to certain eligible employees hired after December 31, 2009. Contributions as a percentage of the participant's eligible compensation, as defined in the Plan, will equal 3% for employees younger than age 30; 3.5% for employees between the ages of 30 and 34; 4% for employees between the ages of 35 and 39; 4.5% for employees between the ages of 40 and 44; 5% for employees between the ages of 45 and 49; and 5.5% for employees age 50 and older. Such contributions will be made regardless of an employee's election to participate in the Plan. Automatic Company contributions are generally subject to the same terms and conditions applicable to Employer contributions, provided, however that the Company automatic contributions shall not be available for loans or hardship distributions.
Participant Accounts. Each participant's account is credited with (a) the participant's contributions, (b) UTC's contributions and (c) Plan earnings and losses reduced by expense allocations. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' non-vested Employer contribution amounts are used to reduce future UTC contributions and/or to pay Plan expenses. For the year ended December 31, 2019, amounts forfeited from non-vested accounts totaled approximately $4.2 million, $3.3 million of which was used to fund UTC's contributions. For the year ended December 31, 2018, amounts forfeited from non-vested accounts totaled approximately $3.3 million, $2.7 million of which was used to fund UTC's contributions. As of December 31, 2019 and 2018, the balance of forfeited non-vested accounts was $1.5 million and $0.7 million, respectively.
Voting Rights. Common Stock held in the UTC Common Stock Fund and ESOP Fund are voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in these funds. All shares of Employer stock in the UTC Common Stock Fund or participants' ESOP accounts for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All Employer stock in the UTC Common Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the UTC Common Stock Fund. All Employer stock in the ESOP Fund that has been allocated to participants' ESOP accounts but for which the Trustee does not receive timely voting instructions, and all shares in the unallocated ESOP account, are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares that are allocated to participants' ESOP accounts.
Notes Receivable from Participants. Under the terms of the Plan, participants are allowed to borrow up to the lesser of 50 percent of their vested account balances (excluding company automatic contributions) or $50,000, with a minimum loan amount of $1,000, and must repay their loan within five years. New loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus one percent per The Wall Street Journal/Reuters, which stood at 5.75% and 6.5% at December 31, 2019 and 2018, respectively. Principal and interest are paid ratably through payroll deductions by active participants or through direct payment by inactive participants. The Plan's balance of Notes receivable from participants as of December 31, 2019 and 2018 includes remaining participant balances from certain other plans previously transferred into the Plan.
Payment of Benefits. Generally, upon termination, benefits may be left in the Plan or paid in a lump sum to a terminating participant. A participant terminating due to retirement, who is invested in funds other than the LIS, may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock Fund and ESOP Fund may be paid in shares of UTC Common Stock instead of cash. Distributions in UTC Common Stock for each of the years ended December 31, 2019 and 2018 were approximately $79 million respectively at fair value as of the respective transaction date.
All separated and active participants age 59 1/2 or older are permitted to select a specific fund or funds from which to receive benefits.
Retiring participants invested in the LIS can receive a guaranteed annual Income Benefit, which is calculated based on participants' accumulated balances in the LIS at age 60. The annual income benefit is secured with insurance contracts and is guaranteed for life, even if the participants' balance in the LIS becomes exhausted during retirement. Payment can be taken monthly or as-needed, however participants cannot carry forward unused portions of a given year's annual Income Benefit, and amounts withdrawn in excess of a given year's annual Income Benefit will reduce the future Income Benefit amount.
NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES
Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Master Trust. The Plan's assets are kept in the Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC are combined. Participating plans purchase units of participation in the underlying investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and expenses and the current value of investments by the total number of outstanding units in such funds. Income or losses from the funds' investments, other than the UTC Common Stock Fund and ESOP Common Stock Fund, increase or decrease the participating plans' unit values. UTC Common Stock Fund and ESOP Common Stock Fund dividends increase the Plan's units in each fund. Distributions to participants reduce the number of participation units held by the participating plans. See Note 4 for additional information.
Fully Benefit-Responsive Investment Contracts. The Master Trust invests in a stable value fund that invests in managed separate account guaranteed investment contracts (GICs) and synthetic GICs with financial institutions. Managed separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of UTC stable value fund participants. The assets are wrapped by an insurance company. The Plan participates in the underlying experience of the separate account via future periodic rate resets, which once set, are guaranteed by the insurance company. Synthetic GICs provide for a variable crediting rate which resets periodically. In each case, the wrap contracts provide assurances that future adjustments to the crediting rate cannot result in a crediting rate of less than zero. As fully benefit-responsive investment contracts, the stable value fund's investments are stated at contract value (the amount available to pay benefits). Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and includes contributions plus earnings, less Plan withdrawals and expenses. There are no reserves against contract value for credit risk. See Notes 3 and 5 for additional information.
Investment Valuation and Income Recognition. The fair value of a financial instrument is generally determined as the amount that could reasonably be expected to be realized from an orderly disposition of securities and other financial instruments over a reasonable period of time. By its nature, a fair value price is a good faith estimate of the valuation in a current sale and may not reflect the actual market price. It is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Short-term investments represent cash and investments held by the Master Trust in commingled institutional funds and are valued at the published net asset values (NAV) per unit as of the valuation date. The commingled institutional funds classified as short-term investments, known as short term investment funds, transact daily without restriction in a manner similar to money market funds with an objective of maintaining a constant $1.00 NAV through investment in high-quality securities with short durations. Although not traded on an active market the NAVs of the short term investment funds is observable. Cash is valued at the amounts deposited in the account, plus accrued interest.
Commingled funds represent investments held in institutional funds and are valued at the NAV as a practical expedient as of the valuation date. The commingled funds are made up of a variety of index funds. The underlying holdings of the commingled funds are primarily marketable equity and fixed income securities. As of both December 31, 2019 and 2018 there were no restrictions in place related to either participant or plan-sponsor directed redemption of these commingled funds. If the Plan were to initiate a trade of significant size, either into or out of the commingled funds, the investment adviser of the commingled fund reserves the right to request a reasonable period of notice to ensure that trading of securities will be implemented in an orderly business manner.
The Plan offers the LIS as an investment option, which includes an insurance component for participants who want to receive a steady stream of secure retirement income. The LIS includes an equity fund, a bond fund, and a secure income fund. The equity fund and the bond fund are comprised of underlying investments of the Master Trust managed separate accounts and commingled funds. The secure income portfolio represents a collective trust fund with an investment objective of long-term growth of capital. As of December 31, 2019 and 2018 there were no restrictions in place related to either participant or plan sponsor directed redemption of these funds unless certain criteria are met. If the Plan were to initiate a trade of significant size, either into or out of the commingled funds, the investment adviser reserves the right to request a reasonable period of notice to ensure that trading of securities will be implemented in an orderly business manner.
The Master Trust invests in managed separate accounts established for the sole benefit of UTC participants. The investment valuation policy of these managed separate accounts is to value investments at fair value. Investments and other portfolio instruments are generally valued using a market approach. Common stock, preferred stock and interest in real estate investment trusts are stated at fair value determined using the closing sales prices for the investments as of the valuation date. Fixed income investments are valued on the basis of valuations furnished by Trustee-approved independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.
Shares held in mutual funds through the mutual fund brokerage window are valued at the published NAV as of the last business day of each period presented. Certain limitations are placed on balances and direct transfers into the mutual fund brokerage window. Participants may not take a distribution or a loan directly from the mutual fund brokerage window, however, if available, they may be initiated through the other investment options.
The UTC Common Stock Fund is stated at fair value determined using the closing market price for UTC Common Stock as of the valuation date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) on the fair value of investments includes gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions, which becomes taxable to the participant, based upon the terms of the Plan.
Plan Expenses. Certain Plan administrative expenses were paid directly by the Employer in 2019. Master Trust specific expenses are charged at the Master Trust level and allocated to the plans. All other administrative, Trustee, investment management fees, recordkeeper fees and other investment expenses were paid from Plan assets during 2019 and are either presented on the statement of changes in net assets available for benefits or in net appreciation (depreciation).
Payment of Benefits. Benefit payments to participants or beneficiaries are recorded when paid.
Use of Estimates. The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties. Through the Master Trust, the Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. These risks can be adversely impacted by shifts in the market's perception of the issuers, changes in interest rates, and global economic conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. See Note 6 for discussion of risks and uncertainties related to derivatives.
Subsequent Events. In preparing the accompanying financial statements, the Plan evaluated events occurring from December 31, 2019 through the date the financial statements were issued.

Beginning January 1, 2020, UTC will make new Retirement Contributions to the savings plan account instead of adding pay credits to the cash balance account in the United Technologies Corporation Pension Plan (on December 31, 2019, the UTC Employee Retirement Plan merged into the UTC Legacy Plan, which was then renamed United Technologies Corporation Pension Plan). The Retirement Contribution percentage will be based on the age of the participant as of December 31 of each calendar year.
Separation Transactions and Distributions. On April 2, 2020, Carrier and Otis, wholly owned subsidiaries of UTC, entered into a Separation and Distribution Agreement with UTC, pursuant to which, among other things, UTC agreed to separate into three independent, publicly traded companies – UTC, Otis Worldwide Corporation and Carrier Global Corporation and distribute all of the outstanding common stock of Carrier and Otis to UTC shareowners who held shares of UTC common stock as of the close of business on March 19, 2020 (the Distributions). UTC distributed 866,158,910 and 433,079,455 shares of common stock of Carrier and Otis, respectively, in the Distributions. As a result of the Distributions, Carrier and Otis are now independent publicly traded companies.
Raytheon Merger. On April 3, 2020, pursuant to the agreement dated June 9, 2019, UTC and Raytheon completed their previously announced merger in an all-stock merger of equals, following the completion by UTC of the Separation Transactions and Distributions as discussed further in Note 1.

COVID & CARES: In December 2019, a novel strain of coronavirus ("COVID-19") was reported to have surfaced in Wuhan, China. In January 2020, COVID-19 began to spread to other regions of the world, including, among others, North America, Europe and the Middle East, and, in March 2020, was categorized as a pandemic by the World Health Organization. COVID-19 has adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. Following the COVID-19 outbreak, the values of certain investment securities have declined. These economic and market conditions and other effects of the COVID-19 outbreak may continue to adversely affect the Plan. The extent of the adverse impact of the COVID-19 outbreak on the Plan's participants' account balances and the amounts reported in the 2019 statement of net assets available for benefits cannot be predicted at this time.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress. The CARES Act contains several provisions that temporarily impact retirement plan sponsors and their participants, such as the waiver of required minimum distributions, a new hardship withdrawal option, increased loan limits, and a loan repayment pause option. The Plan has adopted certain relief provisions included in the CARES Act and continues to evaluate other provisions.

NOTE 3 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES
Through the Master Trust, the Plan invests in a stable value fund that invests in managed separate account GICs and synthetic GICs with financial institutions. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an interest rate set each quarter by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior quarter credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. There are no reserves against contract value for credit risk.
Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) certain amendments to the Plan documents that adversely impact the stable value fund; (ii) introduction of an investment option that competes with the stable value fund; (iii) certain Plan sponsor events (e.g. a significant divestiture) that cause a significant withdrawal from the Plan; (iv) the failure of the trust to qualify for exemption from federal income taxes; or, (v) material breach of contract provisions. UTC does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable. Certain events enable issuers to terminate their contracts with UTC and settle at an amount other than contract value. Under each contract, the Plan has the option to address and cure any such event within a specified period of time. UTC does not believe that the occurrence of any such event is probable.
Investment contracts held by the Master Trust included the following:

(thousands of dollars)	December 31,
	2019	2018
Managed Separate Account GICs	$2,197,492	$2,235,935
Synthetic GICs	6,524,855	5,884,127
Total	$8,722,347	$8,120,062

NOTE 4 - INVESTMENT IN MASTER TRUST
UTC has entered into a Master Trust agreement with the Trustee. Under this agreement, the Plan and the UTC Represented Employee Savings Plan (each a participating plan) combine their plan investments in the Master Trust.
Participating plans purchase units of participation in the investment options based on their contribution to such options in addition to income or loss the investment options may earn or sustain, less distributions made to the plans' participants and plan expenses.

The following is a summary of the financial information and data for the Master Trust and the portion attributable to the Plan:
UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN MASTER TRUST
Statements of Net Assets
(Thousands of Dollars)

	Master Trust Balances		Plan's Interest in Master Trust Balances
	December 31,		December 31,
	2019	2018	2019	2018
Assets:
Investment at fair value:
Cash equivalents and short-term investments	$239,851	$190,929	$223,015	$172,950
Mutual funds	407,235	260,142	399,447	254,249
Common and preferred stock	9,847,437	6,199,662	9,314,020	5,764,659
Interest in real estate investment trusts	434,123	272,762	411,730	254,732
U.S. Government and agency securities	—	5,876	—	5,469
Other securities	11,518	6,766	11,110	6,766
Commingled index funds	3,542,649	2,045,742	3,423,276	1,948,084
UTC Common stock	7,592,834	5,357,573	7,216,597	5,063,147
Total investments at fair value	22,075,647	14,339,452	20,999,195	13,470,056
Stable value fund investment contracts	8,722,347	8,120,062	7,436,641	6,843,061
Subtotal	30,797,994	22,459,514	28,435,836	20,313,117
Notes receivable from participants[1]	215,897	182,833	184,377	151,190
ESOP receivables	2,224	8,301	2,224	8,301
Total assets	31,016,115	22,650,648	28,622,437	20,472,608
Liabilities:
Accrued ESOP interest	(140)	(182)	(140)	(182)
Notes payable to UTC	(62,676)	(82,550)	(62,676)	(82,550)
Total liabilities	(62,816)	(82,732)	(62,816)	(82,732)
Net assets	$30,953,299	$22,567,916	$28,559,621	$20,389,876
1 Presented separately on the Statement of Net Assets Available for Benefits.

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN MASTER TRUST
Statement of Changes in Net Assets
(Thousands of Dollars)

Year Ended December 31, 2019
Total
Additions:
Interest and dividend income	$678,487
Interest income on notes receivable from participants	10,228
Transfers in from participating plans for purchase of units	988,845
Net appreciation on fair value of investments	4,603,400
Total additions	6,280,960
Deductions:
Transfers out on behalf of participating plans for distributions	(1,894,859)
ESOP debt - principle payments	(20,050)
ESOP debt - interest payments	(3,107)
Master Trust administrative expense	(34,238)
Total deductions	(1,952,254)
Net increase prior to transfers	4,328,706
Transfers:
Asset transfer from Rockwell Collins and BE Aerospace Plans	4,049,060
Other asset transfers	7,617
Increase in net assets	8,385,383
Net assets:
Beginning of year	22,567,916
End of year	$30,953,299

NOTE 5 - FAIR VALUE OF INVESTMENTS IN THE MASTER TRUST
The Fair Value Measurements and Disclosure Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly;
Level 3 – unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.

The following tables provide the investments carried at fair value measured on a recurring basis as of December 31, 2019 and 2018:

	December 31, 2019
(thousands of dollars)	Level 1	Level 2	Level 3	Not Subject to Leveling	Total [1]
Short-term investments	$—	$132,216	$—	$—	$132,216
Mutual funds	407,235	—	—	—	407,235
Separate accounts:
Short-term investments	—	77,901	—	—	77,901
Common and preferred stock	9,847,437	—	—	—	9,847,437
Interest in real estate investment trusts	434,123	—	—	—	434,123
Other securities	11,518	—	—	—	11,518
UTC Common Stock	7,592,834	—	—	—	7,592,834
Commingled index funds	—	—	—	3,542,649	3,542,649
Total	$18,293,147	$210,117	$—	$3,542,649	$22,045,913

	December 31, 2018
(thousands of dollars)	Level 1	Level 2	Level 3	Not Subject to Leveling	Total [1]
Short-term investments	$—	$95,690	$—	$—	$95,690
Mutual funds	260,142	—	—	—	260,142
Separate accounts:
Short-term investments	—	92,120	—	—	92,120
Common and preferred stock	6,199,662	—	—	—	6,199,662
Interest in real estate investment trusts	272,762	—	—	—	272,762
U.S. Government and agency securities	—	5,876	—	—	5,876
Other securities	6,766	—	—	—	6,766
UTC Common Stock	5,357,573	—	—	—	5,357,573
Commingled index funds	—	—	—	2,045,742	2,045,742
Total	$12,096,905	$193,686	$—	$2,045,742	$14,336,333
1  The tables above exclude approximately $29,734 thousand and $3,049 thousand of net receivables due to the Master Trust for the Plan years ended December 31, 2019 and 2018, respectively.
For the year ended December 31, 2019 there were no significant transfers in and out of Level 1 and Level 2.
NOTE 6 – DERIVATIVES
The investment managers retained by UTC have discretion to invest Master Trust assets in derivative financial instruments to manage risk and achieve trading and cost efficiency. These derivatives consist of interest rate futures and swaps contracts contained in assets wrapped by insurance companies and reported at contract value within the stable value fund and index futures contracts held within the managed separate accounts.
The following is a summary of the significant accounting policies associated with the Master Trust's use of derivatives valued at fair value.
Futures Contracts. The Master Trust uses fixed income and equity index and interest futures contracts to manage exposure to the market. Buying futures tends to increase the Master Trust's exposure to the underlying instrument. Selling futures tends to decrease the Master Trust's exposure to the underlying instrument held or offset the fair value of other fund investments. Futures contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded.
Upon entering into a futures contract, the Master Trust is required to deposit either in cash or securities an amount (initial margin) equal to a certain percentage of the nominal value of the contract. Pursuant to the futures contract, the Master Trust agrees to receive from or pay to the Futures Commission Merchant (FCM) an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments are known as "variation margin" which are generally settled daily and are included in the net appreciation/(depreciation) on fair value of investments. The Master Trust will record a variation margin receivable or payable in the Master Trust net assets for variation margins which have not yet been paid at the end of the year.
Futures contracts involve, to varying degrees, credit and market risks. The Master Trust enters into futures contracts on exchanges where the exchange acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange. Futures orders are executed on behalf of the Master Trust by FCM firms which determine margin requirements consistent with industry standards and the various rules and regulations of the exchanges on which trades occur. Initial and maintenance margin rates used in determining margin requirements may vary, but are established at levels no lower than those prescribed by U.S. Commodity Futures Trading Commission regulations. FCM relationships and operations (including treatment of customer capital and capital requirements) are overseen by both the investment managers and UTC. The daily settlement on the futures contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.
There were no significant unrealized gains or losses from index futures contracts in the Master Trust Statement of Net Assets as of December 31, 2019 and 2018. Similarly, there were no significant gains or losses on index futures contracts in the Master Trust Statement of Changes in Net Assets for the year ended December 31, 2019.
During the year ended December 31, 2019, the average notional value of index futures contracts was approximately $32 million. The average value of index futures contracts sold and purchased was approximately $2 million and $2 million, respectively.
NOTE 7 - EMPLOYEE STOCK OWNERSHIP PLAN
The Trustee executed a series of promissory notes (ESOP debt), which are internal financing arrangements designed to align the value of shares released from the reserve account, as described below, with plan matching contribution obligations. (See Note 8 for details on the portions of ESOP debt currently outstanding).
Shares of Common Stock are allocated to participant accounts of the Plan as participants earn UTC's matching contributions. Shares of Common Stock are released for allocation to participants as principal and interest payments are made on the ESOP debt. Cash dividends on Common Stock shares held by the ESOP and additional contributions from UTC are used to repay ESOP debt principal and interest. ESOP debt may be pre-paid or re-amortized to either increase or decrease the number of shares released so that the value of released shares equals the value of the plan benefit. The Corporation may also, at its option, contribute additional Common Stock or cash to the ESOP. UTC has provided certain guarantees related to the matching contribution formula and certain other commitments in connection with the ESOP debt. For the year ended December 31, 2019, participants were credited with matching contributions of approximately $221 million representing approximately 1,670,000 shares. Additionally, in lieu of receiving cash, participants' dividends are paid by allocating additional shares to participant accounts. Participants may elect to receive cash dividends. During 2019, participants earned dividends of approximately $70 million representing approximately 527,000 shares of Common Stock.
Shares allocated to a participant generally may not be distributed until the participant's termination, disability, retirement, or death. Upon distribution, a participant may elect to receive either cash or shares of Common Stock.
The ESOP Fund's investment in Common Stock shares at December 31, 2019 and 2018 is as follows:

	2019		2018
(thousands of dollars, except shares)	Allocated	Total	Allocated	Total
Number of Shares	23,149,696	30,866,756	24,585,219	33,967,921
Market Value	$3,466,898	$4,622,605	$2,617,834	$3,616,904
The market value per share of the Common Stock was $149.76 and $106.48, at December 31, 2019 and 2018, respectively. The net assets available for benefits in the ESOP Fund at December 31, 2019 and 2018 include unrealized appreciation of approximately $4,400 million and $3,300 million, of which approximately $1,100 million and $923 million relates to unallocated shares, respectively.
Employer matching contributions made through the ESOP are automatically invested in the same manner as participants' elective contributions, to provide an element of auto-diversification to reduce unintended concentration of participants' balances in Company stock. Participants may make an election to continue to receive their Employer matching contributions in the ESOP.

NOTE 8 - ESOP DEBT
The following table represents the current ESOP debt owed by the Master Trust to UTC.

Date Issued	Principal (000's)	Rate of Interest	Due
December 10, 2008	32,000	2.68%	December 10, 2038
December 10, 2009	30,500	4.25%	December 10, 2039
	$62,500
Principal repayments made during the year ended December 31, 2019 totaled $20 million.
NOTE 9 - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The Trustee manages certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.
The Master Trust holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions.
The Plan invests in the UTC Common Stock Fund (the Fund), which is comprised of a short-term investment fund component and shares of common stock of UTC. The unit values of the Fund are recorded and maintained by the Trustee. During the year ended December 31, 2019, the Plan purchased units of the Fund in the approximate amount of $1,396 million including dividends and interest of approximately $50 million, sold units of the Fund in the approximate amount of $904 million, and had net appreciation on the Fund in the approximate amount of $687 million. The total value of the Plan's interest in the Fund was approximately $2.7 billion and $1.5 billion at December 31, 2019 and 2018, respectively.
The Plan invests in the ESOP, which is comprised of a short-term investment fund component and shares of common stock of UTC. The total value of the Plan's interest in the ESOP was approximately $4.6 billion and $3.6 billion at December 31, 2019 and 2018, respectively (see Notes 1, 7 and 8). In connection with the note payable financing (see Note 8) the Plan has an ESOP receivable of approximately $2 million and $8 million from UTC as of December 31, 2019 and 2018, respectively.
NOTE 10 – PLAN TERMINATION
Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and certain Plan provisions that limit this right when certain ESOP loans remain outstanding. In the event of Plan termination, participants will become 100 percent vested in their accounts.
NOTE 11 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2019	2018
Net assets available for benefits per the financial statements	$28,559,621	$20,389,876
Amounts allocated to participant withdrawals	(5,091)	(2,255)
Net assets available for benefits per Form 5500	$28,554,530	$20,387,621

Year Ended
(thousands of dollars)	December 31, 2019
Distribution to participants or beneficiaries per the financial statements	$1,714,625
Add: Amounts allocated to participant withdrawals at December 31, 2019	5,091
Less: Amounts allocated to participant withdrawals at December 31, 2018	(2,255)
Distribution to participants or beneficiaries per Form 5500	$1,717,461
Amounts allocated to participant withdrawals are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. Additionally, as of December 31, 2019 and 2018, fully benefit-responsive GICs are presented at contract value in both the Form 5500 and in the Plan's financial statements.
NOTE 12 – TAX STATUS
The Internal Revenue Service has determined and informed UTC by letter dated October 28, 2016 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.
NOTE 13 – ACCOUNTING PRONOUNCEMENTS

In February 2017, the FASB issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force). For each master trust in which a plan holds an interest, the amendments in this ASU require a plan’s interest in that master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The amendments in this ASU remove the requirement to disclose the percentage interest in the master trust for plans with divided interests and require that all plans disclose the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trust’s balances in each general type of investments. The provisions of this ASU are effective for annual reporting periods beginning after December 15, 2018, and are required to be applied retrospectively. We have adopted this ASU as of January 1, 2019 and 2018 balances have been retrospectively adjusted. This ASU did not have a significant impact on the Master Trust's results, as it only included changes to disclosure requirements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The new standard removes the disclosure requirements for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy. The provisions of this ASU are effective for years beginning after December 15, 2019, with early adoption permitted. We do not expect this ASU to have a significant impact on the Plan's results, as it only includes changes to disclosure requirements.

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	United Technologies Corporation Employee Savings Plan Master Trust	Interest in Master Trust investment accounts	$—	$28,375,245,000
*	Plan Participants	Notes receivable from participants collateralized by participant balances, interest ranging from 2.41 percent to 10.5 percent, terms ranging from 1 year to 16 years	—	184,377,000
			$—	$28,559,622,000

*	Indicates an identified person known to be a party-in-interest to the Plan.

SIGNATURE
The Plan (or persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN

Dated:	June 26, 2020	By:	/s/ PETER HOLOWESKO
Peter Holowesko
Vice President, Global Benefits Raytheon Technologies Corporation

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm